EXHIBIT 99.1

Brookfield Infrastructure Announces the Acquisition of Colonial Enterprises

BROOKFIELD, News, April 03, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN) and its institutional partners (collectively, “Brookfield Infrastructure”) reached a definitive agreement to acquire 100% of the world-class midstream asset portfolio Colonial Enterprises (“Colonial”), which includes the Colonial Pipeline, for an enterprise value of approximately $9 billion or 9x EBITDA. Colonial is comprised of the largest refined products system in the U.S., spanning approximately 5,500 miles between Texas and New York. The business has a multi-decade track record of strong performance and high utilization serving a high-quality customer base along the U.S. East Coast.

At closing, BIP’s equity investment is expected to be $500 million, which represents approximately 15% of the total equity investment, funded entirely by proceeds from recently announced capital recycling initiatives. The transaction is expected to close in the second half of 2025, subject to customary closing conditions. Debt financing for the transaction was led by Morgan Stanley Senior Funding, Inc. and Mizuho Bank, Ltd., with Morgan Stanley Senior Funding, Inc. acting as sole bookrunner on the term loan facility. Brookfield Infrastructure engaged Jefferies LLC, Greenhill & Co. LLC, a Mizuho affiliate, and Morgan Stanley & Co. LLC as joint financial advisors and Kirkland & Ellis LLP as legal advisor.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
John Hamlin	Stephen Fukuda
Director	Senior Vice President
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 416 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities regulations. The words “growing”, “target”, “growth”, “anticipate”, “plan”, “objective”, “expect”, “will”, “may”, “backlog”, “potential”, “believe”, “increase”, “intend”, derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements and information. Forward-looking statements and information in this news release include statements regarding our ability to close transactions and expectations around future asset acquisitions. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Infrastructure to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic and market conditions in the jurisdictions in which we operate (including that management’s expectations may differ from actual economic and market trends), regulatory developments and changes in inflation rates in the U.S. and elsewhere, the impact of market conditions on our business, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of and our ability to obtain equity and debt financing and the terms thereof, foreign currency risk, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, our ability to satisfy conditions precedent required to complete, our ability to integrate acquisitions into existing operations and the future performance of those acquisitions, our ability to close planned transactions, our ability to complete large capital expansion projects on time and within budget, favorable commodity prices, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, weakening demand for products and services in the markets for the commodities that underpin demand for our infrastructure, ability to negotiate favorable take-or-pay contractual terms, the continued operation of large capital projects by customers of our businesses which themselves rely on access to capital and continued favorable commodity prices, changes in technology which have the potential to disrupt business and industries in which we invest, uncertainty with respect to future sources of investment opportunities, traffic on our toll roads and other risks and factors described in the documents filed by Brookfield Infrastructure Partners L.P. with the securities regulators in Canada and the United States including under “Risk Factors” in its most recent Annual Report on Form 20-F. Except as required by law, Brookfield Infrastructure Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.